EXHIBIT 99.1

XORTX Announces Termination and Postponement of Investor Relations Program

CALGARY, Alberta, Aug. 28, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, announces that, effective August 7, 2026, it terminated its previously announced investor relations and marketing agreement dated May 13, 2026 with IR Agency LLC (the “IR Agreement”). The IR Agreement had a 90-day term commencing May 18, 2026 and provided for 10 individual marketing days of news distribution campaigns for an aggregate fee of US$2.5 million, payable in advance. The fee was fully earned upon receipt and non-refundable. Under the mutual agreement of the parties, the arrangement has been rescinded, all services contemplated under the agreement have been discontinued and the funds previously paid to IR Agency LLC in connection with the agreement were returned to the Company on August 14, 2026. The original arrangement was disclosed in connection with the Company's US$5 million public offering completed on May 19, 2026. A portion of the offering proceeds, in an amount equal to US$2.5 million, had been allocated to IR Agency LLC for marketing and advertising services.

The Company has elected to postpone the investor relations and marketing program while it completes its previously announced voluntary delisting from the TSX Venture Exchange (the “TSXV”). As previously disclosed, the Company determined that maintaining a dual listing on the TSXV does not justify the associated costs and administrative requirements and presents challenges arising from different regulatory environments. The Company believes that postponing the investor relations program during the delisting process is consistent with its objective of reducing regulatory complexity and focusing management resources on advancing the Company's business and clinical development programs.

The Company intends to re-engage IR Agency LLC following completion of the voluntary delisting process and when deemed appropriate by management and the board of directors. Until that time, the investor relations and marketing program has been postponed and all funds previously paid under the arrangement were returned to the Company on August 7, 2026.

The Company expects the voluntary delisting to take effect on September 1, 2026, subject to final approval by the TSXV.

The Company also announces that, effective September 1, 2026, Computershare Investor Services Inc. will become the Company’s transfer agent and registrar, replacing TSX Trust Company. Shareholders are not required to take any action in connection with the transfer agent change.

Vectus Transaction Finder's Fee Disclosure

As a corrective disclosure relating to the Company’s acquisition of Vectus Biosystems Limited’s Renal Anti-Fibrotic Therapeutic Program, which closed on April 13, 2026, the Company advises that aggregate cash finder’s fees of US$240,000 were paid in connection with the transaction. This disclosure was inadvertently omitted from the Company’s April 13, 2026 news release announcing the closing of the acquisition.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy and recently acquired VB4-P5 program, which is currently at the pre-IND stage of development and targets both rare and prevalent forms of kidney disease. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases.

For more information, please contact:

Allen Davidoff, Co-CEO	Mika Grasso, Co-CEO
adavidoff@xortx.com	mgrasso@xortx.com
+1 403 455 7727	+1 949 244 6011

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, statements regarding the termination and rescission of the investor relations agreement, the refund of amounts previously paid to IR Agency LLC, the timing and completion of the voluntary delisting from the TSX Venture Exchange, the anticipated benefits of the delisting, and the possibility of future investor relations activities following completion of the delisting. These forward-looking statements and their implications are based on the current expectations of management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the completion of the refund process, the timing and completion of the voluntary delisting, the Company's ongoing compliance with Nasdaq listing standards, and the risks described in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities regulators. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly update any forward-looking statements. More detailed information about the risks and uncertainties affecting XORTX is contained in the Company's public filings available on the SEC's website and on SEDAR+.